SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Act of 1934*

Saga Energy, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

786608109
(CUSIP Number)

Arshad M. Farooq
201 N. Palomares St.
Pomona, CA 91767
(909) 238-5861
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 786608109

1	NAME OF REPORTING PERSON ARSHAD M. FAROOQ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP a. ☐ b. ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 2,776,875
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,776,875
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,776,875
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 786608109

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Saga Energy, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 1509 East Chapman Ave, Orange, CA 92866.

Item 2.	Identity and Background.

(a)-(c) and (f)  This Schedule 13D is being filed by Arshad M Farooq (the “Reporting Person”), a United States citizen with a principal business address of 201 N. Palomares St., Pomona, CA 91767.  The Reporting Person is in the principle business of chartered accounting.

(d)-(e)  During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of November 11, 2011, the Reporting Person directly owned 2,776,875 shares of Common Stock. These shares were purchased using the Reporting Person’s personal funds, and the aggregate amount of funds used totaled approximately $22,150.

Item 4.	Purpose of Transaction.

The Reporting Person originally purchased the Shares for investment purposes. The Reporting Person will review his investments in the Common Stock from time to time, may engage in discussions with the management, the Board or stockholders of the Issuer concerning the business and operations of the Issuer, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of the Common Stock or other securities related to the Issuer, and other general market and investment conditions, the Reporting Person may determine to:

·	acquire additional Common Stock through open market purchases or otherwise;
·	sell Common Stock through the open market or otherwise; or
·	take any of the other actions enumerated in subparagraphs (a)-(j) of Item 4 of Schedule 13D (17 C.F.R. § 240.13d-101).

Such actions may take place at any time and without prior notice.  The Reporting Persons do not currently plan any proposal relating to such actions, and there can be no assurance that any Reporting Person will take any such actions.

Item 5.	Interest in Securities of the Issuer.

(a)    The Reporting Person beneficially owns 2,776,875 Shares, constituting approximately 5.7% of the Shares outstanding.

(b)    Reporting Person has the sole power to vote and dispose of the Shares directly owned by it.

(c)    Not applicable.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

There are no Exhibits being filed.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2012

/s/ Arshad M. Farooq
Arshad M. Farooq